

November 30, 2009

Mail Stop 4631

<u>**Via U.S. mail**</u>

Donald F. McAleenan
Senior Vice President, General Counsel and Secretary
Builders FirstSource, Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas 75201

Re: **Builders FirstSource, Inc.**
        Registration Statement on Form S-3
        Filed on: November 5, 2009
        File No.: 333-162853

Dear Mr. McAleenan:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Based upon the number of shares of common stock currently outstanding and the number of shares beneficially owned by non-affiliates, please advise us as to the basis upon which you are eligible to register this transaction on Form S-3. Refer to General Instruction I.B. of Form S-3.

2. We note that you have entered into an investment agreement, pursuant to which JLL Partners and Warburg Pincus have agreed to purchase certain unsubscribed shares of your common stock in the rights offering. It appears JLL Partners and Warburg Pincus have already made their investment decision with respect to

the common stock that is the subject of the investment agreement. To the extent the investment agreement represents an investment decision, the offering is deemed to have commenced privately and must be completed privately. Please provide a legal analysis addressing why you believe it is appropriate to register these shares of common stock on this Form S-3 at this time.

3. We note that you omitted certain information throughout the prospectus, such as the subscription rights ratio, the record date, and the expiration date of the rights offering. If you do not intend to include this information in a pre-effective amendment to the registration statement, please advise us as to the basis for omitting this information from the prospectus at the time the registration statement is declared effective.

Cover Page of Registration Statement

4. We note that you are required to conduct the rights offering for a period of at least 30 days and that the rights offering may be extended. Please revise to check the Rule 415 box on the cover page and to provide the relevant undertakings required by Item 512(a) of Regulation S-K.

Questions and Answers Relating to the Rights Offering, page 1

How was the subscription Price of $3.50 per share determined?, page 2

5. We note the disclosure that in determining the subscription price the board of directors considered, among other things, the opinion of Moelis & Company LLC. We note similar disclosure in the risk factor "The subscription price determined for the rights offering is not an indication of the fair value of our common stock" on page 28. We have the following comments:

- Please revise to provide a summary of the opinion or advise us as to the basis for not doing so. In addition, please advise us as to the basis for not including a copy of the opinion in the prospectus or filing a copy of the opinion as an exhibit to the registration statement. Refer to Rule 408 of Regulation C.

- Since you have not filed the consent of Moelis & Company LLC as a third party expert in accordance with Section 7(a) of the Securities Act and Rule 436 under the Securities Act, please confirm to us that the disclosure in the prospectus regarding the opinion is not expertised disclosure. Please refer to Question 233.02 of the Securities Act Rules Compliance and Disclosure Interpretations, which are available on the Commission's website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

What are the U.S. Federal Income tax consequences of exercising rights?, page 7

6. Please revise your disclosure here to remove the word "generally" when you discuss material U.S. Federal tax consequences resulting from the rights offering. Please make this change on pages 12 and 41 of the filing where you make similar disclosure.

7. We note your disclosure in the second paragraph on page 47 stating that you did not seek an opinion of counsel regarding U.S. Federal income tax consequences of the rights offering. Considering the tax-free nature of the receipt of the subscription rights in the rights offering, and the requirements of Item 601(b)(8) of Regulation S-K, please tell us why an opinion of counsel regarding this material tax matter is not required to be provided.

Summary, page 8

8. Please revise the second sentence of the introductory paragraph to remove the statement that the disclosure in this section "is not complete". A summary, by its nature, is not complete. This language suggests that you may not have provided a materially complete summary.

Extension, cancellation, and amendment, page 12

9. Please include here a reference to your page 33 discussion where you disclose how you will notify the stockholders about an extension of the duration of the rights offering.

Risk Factors, page 16

10. Your statement that an investors should consider "any risks described in [y]our other filings with the SEC" is not appropriate. You may only refer to filings which you are permitted to incorporate by reference in the registration statement. Please revise your disclosure accordingly.

11. We note your disclosure in the fourth sentence of the introductory paragraph. Please be advised that you should disclose all known material risks. If risks are not deemed material, you should not reference them. Please revise your disclosure accordingly. Refer to Staff Legal Bulletin No. 7A (June 7, 1999), sample comment #30.

In view of the current housing downturn, we may be required to take additional impairment charges…, page 17

12. Please revise your disclosure to quantify the 2008 impairment charges, and to the extent possible, any potential 2009 charges which may have resulted given

the company's financial performance to date. Also, please elaborate on the "certain facilities" which may face closure and negatively affect your financial condition and results of operations.

Forward-Looking Statements, page 30

13. Please remove the word "will" in the middle of the first paragraph since it does not constitute forward-looking terminology, but it rather provides assurances of future performance.

14. We note the statement in the first paragraph that all "subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this document." Please advise us as to the basis for this statement in light of the safe harbor requirements set forth in paragraphs (c)(1)(A)(i) and (c)(2)(A) of Section 27A of the Securities Act and Section 21E of the Exchange Act.

Use of Proceeds, page 31

15. In accordance with Instruction 4 to Item 504 of Regulation S-K, please revise your disclosure to include the maturity date of the 2012 notes. We note that in Note 9 to your consolidated financial statements for the year ended December 31, 2008, you disclose that these notes mature on February 15, 2012 (see page 62 of the latest Form 10-K).

The Rights Offering, page 33

16. Similar to the disclosure provided in the "Background of Recapitalization Transactions" on page 23 of the Preliminary Proxy Statement on Schedule 14A as filed with the Commission on November 3, 2009, please expand your disclosure here to provide more detailed background information resulting on the board's decision to undertake the recapitalization transactions, as well as the role that JLL and Warburg Pincus played in the process. Please also include a discussion regarding the negotiation of the material terms of the investment agreement.

Legal Matters, page 54

17. Please include counsel's address as required by paragraph 23 of Schedule A of the Securities Act.

Part II

Exhibit Index

18. We note that you incorporate by reference from a Form 8-K filed on October 23, 2009 the investment agreement filed as exhibit 10.1 to the registration statement. It does not appear that exhibit B to the investment agreement was included in the Form 8-K. Please advise or re-file a complete copy of the agreement, including the exhibits. In addition, please separately list the registration rights agreement as an exhibit to the registration statement.

19. We note that you incorporate by reference from a Form 8-K filed on October 23, 2009 the support agreement filed as exhibit 10.2 to the registration statement. It appears that the copy of the agreement filed as an exhibit to the Form 8-K was a "form" of support agreement. However, it appears that the support agreement was executed on October 23, 2009. Please advise or file the executed copy of the support agreement.

Exhibit 5.1. Opinion of Alston & Bird LLP

20. We note counsel's statement in the fourth paragraph that its opinions is limited to the "General Corporation Law of the State of Delaware, applicable provisions of the Constitution of the State of Delaware and reported judicial decisions interpreting such General Corporation Law and Constitution that, in our professional judgment, are normally applicable to transactions of the type contemplated by the Registration Statement, and we do not express any opinion herein concerning any other laws." We have the following comments:

- Please have counsel delete the qualification "in our professional judgment", as it is too vague and inherently subjective.

- Please have counsel delete the qualification regarding laws that are normally applicable to "transactions" of the type contemplated by the registration statement and instead address those laws applicable to the "securities being registered". In this regard, we note that Item 601(b)(5) of Regulation S-K requires an opinion of counsel as to the legality of the securities being registered.

*   *   *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Robert Pincus, Esq.
    Allison L. Land, Esq.
    Skadden, Arps, Slate, Meagher & Flom LLP
    One Rodney Square, P.O. Box 636
    Wilmington, DE 19899-0636
    Via Facsimile at (302) 651-3001